


15005070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/31/14

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-5-15

Daniel G. Kelly, Jr.
Davis Polk & Wardwell LLP
dan.kelly@davispolk.com

Re: Great Plains Energy Incorporated
Incoming letter dated December 31, 2014

Dear Mr. Kelly:

This is in response to your letter dated December 31, 2014 concerning the shareholder proposal submitted to Great Plains Energy by As You Sow on behalf of Cleo Kottwitz, Paul Rolfe and Calvert Investment Management, Inc. on behalf of the Calvert VP S&P Mid Cap 400 Index Portfolio. We also have received a letter from As You Sow dated February 2, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Danielle Fugere
As You Sow
dfugere@asyousow.org

February 5, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Great Plains Energy Incorporated
Incoming letter dated December 31, 2014

The proposal requests that the company adopt quantitative, time bound, carbon dioxide reduction goals to reduce corporate carbon emissions, and issue a report to shareholders on its plans to achieve the carbon reduction goals it sets.

We are unable to concur in your view that Great Plains Energy may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on reducing greenhouse gas emissions and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Great Plains Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

 AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

February 2, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at Great Plains Energy Incorporated on adoption of carbon dioxide reduction goals to reduce the company's corporate carbon emissions

Ladies and Gentlemen:

As You Sow, on behalf of Cleo Kottwitz, Paul Rolfe and Calvert Investment Management (the "Proponents"), beneficial owners of common stock of Great Plains Energy Incorporated (the "Company"), filed a shareholder proposal for inclusion in the Company's 2015 shareholder meeting proxy statement requesting that the Board of Directors prepare a report and adopt quantitative goals to reduce the company's carbon dioxide emissions (the "Proposal").

I have been asked by the Proponent to respond to the letter dated December 31, 2014 ("Company letter") sent to the Securities and Exchange Commission Staff ("Staff") by Daniel G. Kelly Jr. of Davis Polk & Wardwell LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(7) on the basis that it relates to the Company's ordinary business operations, does not raise a significant public policy issue, and seeks to micromanage the company's mix of resources used to generate electricity.

Based upon the facts of this Proposal and the relevant rules, the Company has not discharged its burden to establish that the Proposal is excludable under Rule 14a-8(i)(7). The Proposal, which asks for quantitative carbon reduction goals, relates to the significant policy issue of climate change and the role of the company, an electric power producer, in reducing the significant amounts of carbon it generates. Staff decisions have consistently allowed proposals requesting the adoption of quantitative greenhouse gas reduction goals as this Proposal does. Thus, the Proposal must be included in the Company's 2015 proxy materials. A copy of this letter is being e-mailed concurrently to Daniel G. Kelly, Jr.

THE PROPOSAL

The Proposal squarely focuses on a significant policy issue: climate change and the role of electric power producers in reducing carbon emissions. The Resolution clause of the Proposal sets out the following:

> "Resolved: Shareholders request that Great Plains Energy adopt quantitative, time bound, carbon dioxide reduction goals to reduce the company's corporate carbon emissions, and issue a report by September 1, 2015, at reasonable cost and omitting proprietary information, on its plans to achieve the carbon reduction goals it sets"

The "whereas" clauses of the Proposal note the ongoing climate change challenges posed by continued emissions of greenhouse gases, particularly from coal fired power plants, and the vulnerability of the Midwest region to extreme weather events caused by climate change. They note the Company is a high emitter of greenhouse gases and discuss the benefits to a company of setting clear carbon reduction targets. The full text of the Proposal is attached in Appendix A.

ANALYSIS

I. PROPOSALS REQUESTING GREENHOUSE GAS EMISSION REDUCTION GOALS HAVE REPEATEDLY WITHSTOOD ORDINARY BUSINESS AND MICROMANAGEMENT CHALLENGES

A. Climate Change, the Subject Matter of the Proposal, Is a Significant Policy Issue

The Company Letter asserts that the Proposal may be excluded on the basis of Rule 14a-8(i)(7) (ordinary business) because it does not focus on a significant policy issue (Company Letter, page 2). However, the Proposal focuses directly on a significant policy issue -- the role of the company, an electric power producer, in emitting significant carbon pollution -- and requests the company to adopt carbon targets to reduce those emissions.

The Staff has long recognized climate change and carbon reduction strategies as addressing a significant policy issue that transcends ordinary business matters.[1] *See* SEC Release 34-40,018 (May 21, 1998). SEC Release 34-40,018 (May 21, 1998) *Devon Energy Corporation* (March 19, 2014) (proposal not excludable because it "focused on the significant policy issue of climate change"); *Goldman Sachs* (February 7, 2011) (proposals focusing on "the significant policy issue

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[1] The Commission's focus on climate change as a significant policy issue was amplified by its February 8, 2010 Climate Change Release "*Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters*" (No. 33-9106; 34-61469; FR-82). In the Release, the SEC confirmed that climate change has become a subject of intense public discussion and State and Federal Regulatory activity and provided guidance to companies regarding disclosure requirements as they apply to climate change matters. The guidance cites numerous state and federal regulatory activities, including the California Global Warming Solutions Act, the Regional Greenhouse Gas Initiative, the Western Climate Initiative, the Clean Energy Jobs and American Power Act of 2009, and EPA's greenhouse gas reporting program. The disclosure guidance was needed, according to the Commission, because "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions."

of climate change" not excludable as ordinary business), *PNC Financial Services Group* (February 13, 2013) (proposal requesting report assessing GHG emissions resulting from the company's lending portfolio "focused on significant policy issue of climate change and found not excludable as ordinary business).

The SEC has also refused to exclude as "ordinary business" proposals that request adoption of quantitative goals to reduce greenhouse gas emissions. *Exxon Mobil Corp.* (March 23, 2007) (proposal not excludable that called for the adoption of quantitative goals for reducing greenhouse gas emissions); *Centex Corporation* (*March 18, 2008*) (proposal not excludable which sought adoption of quantitative goals for reducing greenhouse gas emissions and report to shareholders); *OGE Group (February 27, 2008)* (proposal not excludable that sought company prepare a report concerning feasibility of adopting quantifiable goals to reduce greenhouse gas emissions); *ONEOK Inc.* (February 25, 2008) (proposal not excludable which sought report on adopting quantitative goals based on emerging technologies to reduce greenhouse gas emissions). There are no Staff decisions in which a proposal requesting a utility company to adopt quantitative greenhouse gas reduction goals has been excluded as relating to ordinary business operations.

The Company's claim that the Proposal does not directly address policy issues and that there is no overarching policy matter that can be isolated by the Proposal is not correct, even by the Company's own arguments.[2] For example, the Company claims that the "*issue of carbon emissions* raised by the Proposal is most appropriately addressed in the legislative and regulatory forums." (Letter, p.3) (emphasis added). Moreover, in its Letter, the Company provides a discussion of existing and proposed renewable energy and greenhouse gas-related regulations issued by the Environmental Protection Agency and state agencies that will impact its operations. This discussion clarifies that the Company understands the Proposal relates directly to the significant policy issue of climate change.

The company further argues that these regulations are a basis for omitting the proposal. However, none of these rules or proposed regulations require quantitative carbon reductions as requested in the Proposal. The EPA proposed Clean Power Plan regulations referred to in the Letter, the only regulations that would regulate carbon emissions, have not yet been adopted and would create *statewide* targets for emission reductions, not *company specific* targets. Proponents are asking the Company to adopt quantitative targets, in whatever manner they see fit. As the proposal notes there is evidence that adopting company-specific carbon reduction targets can "trigger a cascade of positive results" including higher returns on equity, larger dividends, and lower volatility than peers that have not adopted specific carbon reduction goals.

[2] The Company also alleges that As You Sow has a "stated goal of divestment from fossil fuels." This is an untrue and misleading statement by the Company. Moreover, even if it had been true, it would be irrelevant to the determination of whether the Proposal can be excluded.

B. There is a Clear Nexus Between the Proposal's Request that the Company Adopt Quantitative Greenhouse Gas Reduction Goals and the Company's Significant Emissions of Carbon

In addition to relating to a significant policy issue, the SEC requires that there be a sufficient nexus between the nature of the proposal and the company. (Staff Legal Bulletin No. 14E, October 27, 2009). In this instance, as at most other utilities, there is an unavoidable nexus of climate change to the Company's business since the use of coal in U.S. electricity generation represents a disproportionate source of carbon emissions. This is especially the case with that the present Company which, as the Proposal notes, generates a high proportion of its electricity from the use of coal and is one of the top 20 emitters of carbon dioxide among U.S. electric power producers. Adoption of quantitative carbon reduction goals are intended to reduce the company's emissions and will therefore assist in reducing or preventing climate change. There is accordingly a clear nexus between the significant policy issue and the Company and the Proposal is not excludable under Rule 14a-8(i)(7).

C. The Proposal Does Not Micromanage the Company

As stated above, a Proposal is only excludable for 'micromanaging' if it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (*Exchange Act Release No. 34-12999 (Nov. 22, 1976), cited in 1998 Release).*

Contrary to the Company's allegations, the Proposal's request for adoption of carbon reduction targets does not infringe on management's ability to select an "appropriate mix of generation resources" or mandate what energy sources the Company should use. Nor does the Proposal mandate what the quantitative goals should be, or how the quantitative targets should be set or achieved by the Company. The Company is free to set and accomplish these goals in whatever manner they choose to reduce carbon emissions and protect shareholder value.

Reference is again made to the decisions cited above which confirm that a request for adoption of quantitative goals to reduce greenhouse gas emissions do not constitute micromanagement. In fact, previous Staff decisions have not excluded proposals seeking quantitative targets even when specific goals are requested. *See, for instance, Exxon Mobil Corp.* (March 12, 2007) (refusing to allow exclusion of a proposal calling for a policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025). Three recent examples of proposals directed to energy sector companies similarly have allowed far more detailed information than is requested by the Proposal and did not cause Staff to find that the proposals sought to micro-manage: *Exxon Mobil* (March 19, 2014) (proposal requesting quantitative reporting of the results of company practices to minimize environmental impacts of fracking with reference to 8 specific indicators, not excludable for micromanagement); *Dominion Energy* (February 27, 2014) (report on environmental and climate change impact of using biomass as renewable energy not excludable for micromanagement); *NextEra Energy* (February 22, 2013) (proposal requesting implementation of specific policy and safety measures to address dangers arising from nuclear plant accident not excludable for micromanagement).

D. In Contrast to the Proposal, Staff Determinations Cited by the Company Failed to Focus on a Significant Policy Issue or were Excluded for Reasons Other than those Asserted By the Company.

The Company cites a number of previous Staff decisions which they claim support exclusion of the Proposal. The cited cases either did not relate to the significant policy issue of climate change or were excluded for reasons other than those alleged by the Company. In *First Energy Corp* (March 7, 2013) the Staff found that the proposal related to water quantity and not a significant policy issue. In *Consol Energy* (February 23, 2009) and *OGE Energy* (February 27, 2008) the proposal was excluded because it related to an "evaluation of risk," a basis that is no longer valid for excluding proposals. In Legal Bulletin 14E (October 2009), the SEC stated that a Proposal relating to the evaluation of risk would no longer be a separate basis for exclusion. In *Dominion Resources* (February 22, 2011), the Proposal requested that customers be given the option of purchasing 100% renewable energy and was excluded on the basis that it related to "products and services that the company offers." This case is irrelevant to the Proposal, since the Proposal does not relate to the offering of products or services to customers. *Great Plains Energy* (February 16, 2006) was not decided under 14a-8(i)(7) and is therefore irrelevant to the current decision.

The Company refers to *OGE Energy Corp.* (February 27, 2008) which, as outlined above, was excluded because it related to "evaluation of risk", a ground that is no longer a basis for exclusion. Notably, a second SEC decision relating to OGE Energy, issued on the same day, also supports inclusion of the Proposal. In this decision a proposal requesting a report about the feasibility of adopting quantitative targets was found not to relate to ordinary business and was not excludable under 14a-8(i)(7). Finally, the Company incorrectly attempts to distinguish *TXU Corp* (April 2, 2007) (no exclusion of a proposal requesting quantitative goals related to CO2 and mercury emission reductions) because it involved a company that had been the subject of extensive, high-profile newspaper coverage and a local "public debate" over the company's plans. *TXU Corp.*, however, does not set a standard requiring a proponent show "high-profile newspaper coverage" *of the company* as the necessary criteria to demonstrate a proposal raises a significant policy issue. It is the subject matter of *the proposal* that must be a significant policy issue, not the company or its actions. As noted above, the Staff has repeatedly recognized climate change as a significant policy issue on a number of bases, including that it has received high profile newspaper coverage. In the case of utilities with substantial carbon emissions, the recognized policy issue is inherent to the sector.

CONCLUSION

The Proposal is not excludable under Rules 14a-8(i)(7). It relates to a significant policy issue, there is a nexus between the Proposal and the Company, and the Proposal does not seek to micromanage the Company. Therefore, we request the Staff deny the Company's no-action request.

Please call Danielle Fugere at (510) 735 8141 with respect to any questions in connection with this matter, or if the Staff wishes further information.

Sincerely,



Danielle Fugere
President
As You Sow

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Daniel G. Kelly, Jr.

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

Tel (650) 752-2001
dan.kelly@davispolk.com

December 31, 2014

Re: Shareholder Proposal of Cleo Kottwitz, *et al.* Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C., 20549
Via email: shareholderproposals@sec.gov

Dear Sir or Madam:

On behalf of Great Plains Energy Incorporated, a Missouri corporation (the "**Company**"), and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by As You Sow on behalf of Cleo Kottwitz (the "**Lead Proponent**"), Paul Rolfe and Calvert Investment Management, Inc. ("**Co-Proponents**," and together with the Lead Proponent, the "**Proponents**"), on November 26, 2014 (the "**Proposal**") for inclusion in the proxy materials that the Company intends to distribute in connection with its 2015 Annual Meeting of Shareholders (the "**2015 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2015 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being submitted to the U.S. Securities and Exchange Commission (the "**Commission**") no later than 80 days before the Company files its definitive 2015 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents as notification of the Company's intention to omit the Proposal from its 2015 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.

The Proposal sets forth the following resolution:

RESOLVED: Shareholders request that Great Plains Energy adopt quantitative, time bound, carbon dioxide reduction goals to reduce the company's corporate carbon emissions, and issue a report by September 1, 2015, at reasonable cost and omitting proprietary information, on its plans to achieve the carbon reduction goals it sets.

Statement of Reasons to Exclude

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(7) for the reasons discussed below.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." Electric utilities have a legal obligation to serve their customers by providing reliable power at a reasonable cost. Selecting the appropriate mix of generation resources to fulfil this legal obligation is a fundamental role of the Board and management. The Proposal seeks to displace the Board and management in this role based on the views of one group of shareholders with a one-issue agenda. As You Sow, which represents the Lead Proponent, has a stated goal of "divestment from fossil fuels." The interests of our shareholders as a group, however, will not be served by constraining the Board's and management's ability to make real-time business decisions regarding the Company's generation mix in favor of a predetermined agenda. These decisions should not be solely dependent on climate or emissions concerns but instead require the balancing of multi-faceted and sometimes conflicting considerations that can often shift on a day-to-day (or more immediate) basis. Given the multitude of impacting factors and their constantly-changing nature, shareholders are not equipped to determine the merits of the Proposal on a fully informed basis.

The Proposal Seeks to Impermissibly Micro-Manage the Company's Business, and Impinges on Tasks Fundamental to Management's Ability to Run an Electric Utility on a Day-to-Day Basis

The principal sources for the Company's electric generation are coal, nuclear fuel, natural gas and wind power. Carbon emissions are a byproduct of the coal and gas generation operations of the Company. The Company's determination of its generation profile, and the resulting levels of carbon emissions, are driven by multiple factors, including among other things the historical choices of prior management, the views of the Company's regulators, changes in demand for electricity, changes in the relative costs of fuels, changes in the prices for wholesale electricity, the costs and benefits of replacement or retrofit of existing plants, weather patterns, changes in environmental laws, trends in the adoption of distributed generation, public relations concerns and operational risk assessment. Many of these factors, and in particular managing real-time demand and price changes and performing risk management, lie at the heart of the day-to-day operations of the Company's business and are not appropriate matters for a shareholder vote.

As the Commission stated in Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"), the general policy consideration behind the 14a-8(i)(7) exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The 1998 Release identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). The Proposal, if adopted, would mandate a reduction in the proportion of the Company's power that is generated by natural gas and coal. This will necessarily interfere with the Company's ability to make a prudent selection among its alternatives for electricity generation. These decisions are properly left to management, which is capable of acting responsively to shifts in market pricing and demand, as well as longer-term regulatory and legal developments, on behalf of all the Company's stakeholders.

The Company and its electric utility subsidiaries are subject to existing greenhouse gas reporting regulations and certain greenhouse gas permitting requirements. In addition, legislation concerning the reduction of emissions of greenhouse gases, including CO_2, is being considered at the federal and state levels. In the absence of new Congressional mandates, the U.S. Environmental Protection Agency ("**EPA**") is proceeding with the regulation of greenhouse gases under the existing Clean Air Act. In June 2013, President Obama issued a presidential memorandum to reduce power plant carbon pollution. The memorandum directed the EPA, among other things, to issue proposed and final rules, standards and guidelines addressing carbon pollution.

In September 2013, the EPA proposed new source performance standards for emissions of CO_2 for new affected fossil-fuel-fired electric utility generating units. This action pursuant to the Clean Air Act would, for the first time, set national limits on the amount of CO_2 that power plants built in the future can emit. In June 2014, the EPA proposed its Clean Power Plan which sets emission guidelines for states to follow in developing plans to address greenhouse gas emissions from existing fossil fuel-fired electric generating units. Specifically, the EPA is proposing goals based on a rate per ton for CO_2 emissions from the power sector that are expected to achieve CO_2 emission reductions from the power sector of approximately 30% from CO_2 emission levels in 2005.

The EPA has proposed an interim CO_2 goal rate reduction in Kansas and Missouri (average of 2020-2029) of 19% and 17%, respectively, and 2030 targets in Kansas and Missouri of 23% and 21%, respectively. In addition, laws have been passed in both Missouri and Kansas (the states in which the Company's retail electric businesses are operated) setting renewable energy standards. A Kansas law enacted in May 2009 required Kansas public electric utilities to have renewable energy generation capacity equal to at least 10% of their three-year average Kansas peak retail demand by 2011 increasing to 15% by 2016 and 20% by 2020. A Missouri law enacted in November 2008 required at least 2% of the electricity provided by Missouri investor-owned utilities to their Missouri retail customers to come from renewable resources, including wind, solar, biomass and hydropower, by 2011, increasing to 5% in 2014, 10% in 2018, and 15% in 2021, with a small portion required to come from solar resources. The issue of carbon emissions raised by the Proposal is most appropriately addressed in the legislative and regulatory forums, which are designed to take into account the interests of both public and private constituents. They are not a proper subject for private ordering. Creating additional restrictions through shareholder resolution will most likely lead to increased costs for ratepayers, wasteful plant closures, and loss of value for shareholders.

In addition, requiring a reduction in carbon-intensive generation would lead to strains on the Company's distribution and transmission system. Certain forms of less-carbon-intensive production, for example wind and solar plants, are dependent on weather and other factors for their generative capacity. Adopting these alternatives could potentially require significant expenditures to create the necessary back-up generation and transmission facilities, which the shareholders are not properly equipped to predict or evaluate.

The Proposal Does Not Directly Address Policy Issues

In Staff Legal Bulletin No. 14E, *Shareholder Proposals* (October 27, 2009) ("**SLB 14E**"), the Staff stated that in cases in which a proposal's underlying subject matter transcends the day-to-day business matters of a company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. The Company believes that the Proposal is not sufficiently focused on a significant policy issue to preclude omission under Rule 14a-8(i)(7). Any decision regarding the level of carbon emissions must balance numerous factors involving economic impact as well as regulatory, legal, public relations and risk management concerns. There is no single overarching policy matter that can be effectively isolated and addressed by means of the Proposal, and it therefore cannot serve as a referendum on any particular issue or set of policy issues. The role of shareholders is to elect a Board to oversee management's weighing of dynamics as part of its ordinary business planning, including assessing projected economic trends in fuel and construction costs, demand for electricity and changing regulatory frameworks.

The Company notes that the Staff has previously accepted a company's view that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if the proponent alleges that it also touches upon a significant social policy issue. For example, in Dominion Resources, Inc. (February 3, 2011), the proposal requested that the company initiate a program to provide financing to customers for installation of rooftop solar or wind power renewable generation, in furtherance of a policy goal of "stewardship of the environment." Despite this claimed policy motivation, the Staff permitted the exclusion of the proposal. Similarly, the Proposal seeks to impermissibly direct management's resource planning activities by tenuously linking them to climate change.

The Company's Position is informed by the Staff's Conclusions in Analogous Circumstances

In analogous circumstances, the Staff has taken the position that proposals which seek the adoption of quantitative impact-reduction goals which related to ordinary business operations are excludable under Rule 14a-8(i)(7). See, e.g., FirstEnergy Corp. (March 7, 2013) (granting relief where the proposal requested that the company adopt strategies and quantitative goals to reduce impacts on, and risks to, water quantity and quality, and report to shareholders on progress); CONSOL Energy Inc. (February 23, 2009) (granting relief where the proposal requested a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products); Dominion Resources, Inc. (February 22, 2011) (granting relief where the proposal requested that Dominion offer Virginia electric power customers the option of directly purchasing electricity generated from 100% renewable energy by 2012); Great Plains Energy Incorporated (February 16, 2006) (granting relief where the proposal sought a report on the financial impact of a hypothetical tax related to carbon dioxide emissions); OGE Energy Corp. (February 27, 2008) (granting relief where the proposal requested that the board provide a report describing how the company is assessing the impact of climate change on the company, the company's plans to disclose this assessment to shareholders, and the rationale for not disclosing this information through other reporting mechanisms).

The present matter is distinguishable from the circumstances of TXU Corp. (April 2, 2007), in which the Staff was unable to concur with TXU's view that it could exclude a shareholder proposal under rule 14a-8(i)(7). The proposal involved a request that the TXU board adopt quantitative goals, based on current and emerging technologies, to reduce mercury emissions and total CO2 emissions and report to shareholders on its plans to achieve these goals. The TXU proposal was made in the context of significant public debate and media focus on TXU's plans to build eleven additional coal-fired units by 2010 which would more than double its generating capacity. TXU's plans were controversial in its community and the subject of extensive high-profile newspaper coverage cited by the proponents in support of their argument that the proposal was truly a policy issue and that its exclusion from the TXU proxy statement would be improper. By contrast, there exists no similar significant public debate regarding the carbon emissions or generation profile of the Company's existing generating fleet. The Company does not have immediate plans to construct additional fossil fuel generation plants. In fact, as discussed above, the Company has been increasing and continues to increase the share of its electricity generated from renewable resources in accordance with relevant Kansas and Missouri regulation. Thus the circumstances in this matter are directly analogous to those of the FirstEnergy Corp. no-action request and not those of the TXU matter.

For the reasons set forth above, namely that the Proposal concerns matters relating to the Company's ordinary business operations and does not focus on a significant policy issue, we believe that the Proposal may be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2015 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action if it so omits the Proposal. Please call the undersigned at (650) 752-2001 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Daniel G. Kelly, Jr.

Attachment

cc w/ att: Amelia Timbers, Energy Program Manager, As You Sow

Cleo Kottwitz (c/o As You Sow)

Paul Rolfe (c/o As You Sow)

Lancelot A. King, Assistant Vice President, Assistant Secretary, and Associate General Counsel, Calvert Investment Management, Inc.

Jaileah X. Huddleston, Assistant Secretary and Corporate Counsel Securities and Finance, Great Plains Energy Incorporated

Exhibit A

Copy of the Proposal and Related Correspondence



AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 25, 2014

Ellen Fairchild
Vice President, Corporate Secretary and Chief Compliance Officer
Great Plains Energy Incorporated
1200 Main St
Kansas City, Missouri 64141

Dear Ms. Fairchild,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Cleo Kottwitz, a shareholder of Great Plains Energy stock, and whose shares are registered with the company.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Cleo Kottwitz authorizing us to act on their behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Also enclosed is a cofiling letter from Paul Rolfe. We do not represent Paul Rolfe. We are delivering the letter to Great Plains Energy as a convenience to Paul Rolfe.

Sincerely,

Amelia Timbers
Energy Program Manager
As You Sow

Enclosures

- Shareholder Proposal
- Shareholder Authorization
- Cofiling Letter from Paul Rolfe

WHEREAS,

- The United Nations' 2014 Synthesis Report states that "Continued emission of greenhouse gases will cause ... long-lasting changes in all components of the climate system, increasing the likelihood of severe, pervasive and irreversible impacts for people and ecosystems." The report found that to avoid or mitigate the worst impacts of climate change, "the share of low-carbon electricity supply ... increases from the current share of approximately 30% to more than 80% by 2050, and fossil fuel power generation ... is phased out almost entirely by 2100."

- The Midwest is vulnerable to extreme weather intensified by climate change: "In 2011, 11 of the 14 weather events with damages of more than $1 billion affected the Midwest. Several types of extreme weather events have already increased in frequency and/or intensity due to climate change, and further increases are projected." (3rd National Climate Assessment, Midwest Chapter, 2014)

- The Midwest will likely "experience an additional 7 to 26 days above 95°F each year by mid-century" (Risky Business 2014), and "increased demand for cooling by the middle of the century is predicted to exceed 10 gigawatts... requiring more than $6 billion in infrastructure investments." (3rd National Climate Assessment, Midwest Chapter, 2014)

- Coal fired power plants are a significant, disproportionate source of U.S. carbon emissions. Electric power accounts for 32% of U.S. carbon pollution, and "though coal accounts for about 75% of CO2 emissions from the [electric power] sector, it represents about 39% of the electricity generated in the United States. (EPA 2014)

- Great Plains Energy's subsidiary Kansas City Power & Light (KCP&L) generates 85% of the power it sells from coal (KCP&L website). This is the 15th highest rate of coal generation of U.S. electric power producers, resulting in the 20th highest level of carbon emissions of U.S. electric power producers. (Ceres, Benchmarking Air Emissions, 2014)

- A study of companies in the S&P 500 found that "Setting a clear and ambitious carbon reduction target can trigger a cascade of positive results. A target provides an important internal signal of a company's commitment to doing its part. Companies that set ambitious carbon reduction targets deliver larger emission reductions with higher financial returns than companies without such targets." (Carbon Disclosure Project (CDP), The 3% Solution, 2013)

- A second study found that companies with the most robust climate reporting saw higher returns on equity, larger dividends, and lower volatility than peers with partial or no carbon disclosure or reporting. (CDP, "Climate Action and Profitability", 2014)

RESOLVED: Shareholders request that Great Plains Energy adopt quantitative, time bound, carbon dioxide reduction goals to reduce the company's corporate carbon emissions, and issue a report by September 1, 2015, at reasonable cost and omitting proprietary information, on its plans to achieve the carbon reduction goals it sets.

November 11, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 11, 2014, I authorize As You Sow to file or cofile a shareholder resolution on my behalf with Great Plains Energy Incorporated (Great Plains Energy), and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have continuously owned over $2,000 worth of Great Plains Energy stock, with voting rights, for over a year. I intend to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention my name related to the resolution; I will alert As You Sow in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Cleo Kottwitz

SHAREHOLDER LETTERHEAD

November 24, 2014

Ellen Fairchild
Vice President, Corporate Secretary and Chief Compliance Officer
Great Plains Energy Incorporated
1200 Main St
Kansas City, Missouri 64141

Dear Ms. Fairchild,

I am a shareholder of Great Plains Energy and have held over $2,000 of Great Plains Energy stock continuously for over one year. I intend to continue to hold this stock until after the upcoming Annual Meeting.

I hereby notify Great Plains Energy of my intention to co-file the enclosed shareholder resolution and am submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am co-filing this resolution with As You Sow which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,



Paul Rolfe
Shareholder title, if applicable
Shareholder organization, if applicable

Enclosures

WHEREAS,

- The United Nations' 2014 Synthesis Report states that "Continued emission of greenhouse gases will cause ... long-lasting changes in all components of the climate system, increasing the likelihood of severe, pervasive and irreversible impacts for people and ecosystems." The report found that to avoid or mitigate the worst impacts of climate change, "the share of low-carbon electricity supply ... increases from the current share of approximately 30% to more than 80% by 2050, and fossil fuel power generation ... is phased out almost entirely by 2100."

- The Midwest is vulnerable to extreme weather intensified by climate change: "In 2011, 11 of the 14 weather events with damages of more than $1 billion affected the Midwest. Several types of extreme weather events have already increased in frequency and/or intensity due to climate change, and further increases are projected." (3rd National Climate Assessment, Midwest Chapter, 2014)

- The Midwest will likely "experience an additional 7 to 26 days above 95°F each year by mid-century" (Risky Business 2014), and "increased demand for cooling by the middle of the century is predicted to exceed 10 gigawatts... requiring more than $6 billion in infrastructure investments." (3rd National Climate Assessment, Midwest Chapter, 2014)

- Coal fired power plants are a significant, disproportionate source of U.S. carbon emissions. Electric power accounts for 32% of U.S. carbon pollution, and "though coal accounts for about 75% of CO2 emissions from the [electric power] sector, it represents about 39% of the electricity generated in the United States. (EPA 2014)

- Great Plains Energy's subsidiary Kansas City Power & Light (KCP&L) generates 85% of the power it sells from coal (KCP&L website). This is the 15th highest rate of coal generation of U.S. electric power producers, resulting in the 20th highest level of carbon emissions of U.S. electric power producers. (Ceres, Benchmarking Air Emissions, 2014)

- A study of companies in the S&P 500 found that "Setting a clear and ambitious carbon reduction target can trigger a cascade of positive results. A target provides an important internal signal of a company's commitment to doing its part. Companies that set ambitious carbon reduction targets deliver larger emission reductions with higher financial returns than companies without such targets." (Carbon Disclosure Project (CDP), The 3% Solution, 2013)

- A second study found that companies with the most robust climate reporting saw higher returns on equity, larger dividends, and lower volatility than peers with partial or no carbon disclosure or reporting. (CDP, "Climate Action and Profitability", 2014)

RESOLVED: Shareholders request that Great Plains Energy adopt quantitative, time bound, carbon dioxide reduction goals to reduce the company's corporate carbon emissions, and issue a report by September 1, 2015, at reasonable cost and omitting proprietary information, on its plans to achieve the carbon reduction goals it sets.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 25, 2014

Ellen Fairchild, Vice President
Corporate Secretary and Chief Compliance Officer
Great Plains Energy Inc.
1200 Main Street
Kansas City, Missouri 64105
Attention: Corporate Secretary

Dear Ms. Fairchild:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 24, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert VP S&P Mid Cap 400 Index Portfolio ("Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held the securities continuously for at least one year, and the Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that Great Plains Energy Inc. adopt quantitative, time bound, carbon dioxide reduction goals to reduce the company's corporate carbon emission, and issue a report by September 1, 2015, at reasonable cost and omitting proprietary information, on its plans to achieve the carbon reduction goals it sets.

We understand that The As You Sow Foundation is submitting an identical proposal. Calvert recognizes The As You Sow as the lead filer and intends to act as a co-sponsor of the resolution. The As You Sow Foundation has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to The As You Sow Foundation as it relates to the proposal. In this regard, please direct any correspondence to Gabriel Thoumi at (301) 961-4759 or contact her via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Assistant Vice President, Assistant Secretary, and Associate General Counsel, Calvert Investment Management, Inc.

WHEREAS,

- The United Nations' 2014 Synthesis Report states that "Continued emission of greenhouse gases will cause ... long-lasting changes in all components of the climate system, increasing the likelihood of severe, pervasive and irreversible impacts for people and ecosystems." The report found that to avoid or mitigate the worst impacts of climate change, "the share of low-carbon electricity supply ... increases from the current share of approximately 30% to more than 80% by 2050, and fossil fuel power generation ... is phased out almost entirely by 2100."

- The Midwest is vulnerable to extreme weather intensified by climate change: "in 2011, 11 of the 14 weather events with damages of more than $1 billion affected the Midwest. Several types of extreme weather events have already increased in frequency and/or intensity due to climate change, and further increases are projected." (3rd National Climate Assessment, Midwest Chapter, 2014).

- The Midwest will likely "experience an additional 7 to 26 days above 95°F each year by mid-century" (Risky Business 2014), and "increased demand for cooling by the middle of the century is predicted to exceed 10 gigawatts... requiring more than $6 billion in infrastructure investments." (3rd National Climate Assessment, Midwest Chapter, 2014)

- Coal fired power plants are a significant, disproportionate source of U.S. carbon emissions. Electric power accounts for 32% of U.S. carbon pollution, and "though coal accounts for about 75% of CO2 emissions from the [electric power] sector, it represents about 39% of the electricity generated in the United States. (EPA 2014)

- Great Plains Energy's subsidiary Kansas City Power & Light (KCP&L) generates 85% of the power it sells from coal (KCP&L website). This is the 15th highest rate of coal generation of U.S. electric power producers, resulting in the 20th highest level of carbon emissions of U.S. electric power producers. (Ceres, Benchmarking Air Emissions, 2014)

- A study of companies in the S&P 500 found that "Setting a clear and ambitious carbon reduction target can trigger a cascade of positive results. A target provides an important internal signal of a company's commitment to doing its part. Companies that set ambitious carbon reduction targets deliver larger emission reductions with higher financial returns than companies without such targets." (Carbon Disclosure Project (CDP), The 3% Solution, 2013)

- A second study found that companies with the most robust climate reporting saw higher returns on equity, larger dividends, and lower volatility than peers with partial or no carbon disclosure or reporting. (CDP, "Climate Action and Profitability", 2014)

RESOLVED: Shareholders request that Great Plains Energy adopt quantitative, time bound, carbon dioxide reduction goals to reduce the company's corporate carbon emissions, and issue a report by September 1, 2015, at reasonable cost and omitting proprietary information, on its plans to achieve the carbon reduction goals it sets.



STATE STREET.

November 20, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 19, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of Great Plains Energy Inc. (Cusip 391164100). Also the funds held the amount of shares indicated continuously since 11/14/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/19/2014	Shares Held Since 11/14/2013
D895	CALVERT VP S&P MID CAP 400 INDEX PORTFOLIO	391164100	Great Plains Energy Inc.	22,895	22,895

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
AVP
State Street Bank and Trust Company

Limited Access

Scottrade

MEMBER FINRA/SIPC

55 Dorrance Street
Providence RI 02903-2221
401-861-4022 • 1-877-504-1980

December 18, 2014

Ellen Fairchild
Vice President, Corporate Secretary and Chief Compliance Officer
Great Plains Energy Incorporated
1200 Main St.
Kansas City, Missouri 64141

Re: Scottrade Account & OMB Memorandum Paul Andrew Rolfe

Dear Ms. Fairchild:

I am writing, per request by Scottrade client Mr. Paul Andrew Rolfe, to verify that Scottrade, a DTC participant, acts as the custodian for Mr. Rolfe. As of and including November 25, 2014, Scottrade has continuously held 89 of Great Plains Energy stock with voting rights for over one year on behalf of Paul Rolfe.

Best Regards,



Connor L. Smith
Investment Consultant